UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Penn Treaty American Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

707874400

(CUSIP Number)

Jeffrey Magee
Chief Operating Officer

Broadbill Investment Partners, LLC

527 Madison Avenue, 6th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Broadbill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,223,689
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,223,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.3[1]
14	TYPE OF REPORTING PERSON PN

1 Based on 23,290,712 shares of common stock reported by Penn Treaty American Corporation (the “Issuer”) as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2006. Such annual report was filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 100,000
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4[2]
14	TYPE OF REPORTING PERSON PN

2 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,323,689
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,323,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7[3]
14	TYPE OF REPORTING PERSON IA; PN

3 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,323,689
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,323,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7[4]
14	TYPE OF REPORTING PERSON HC; OO

4 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of Penn Treaty American Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2500 Legacy Drive, Suite 130, Frisco, TX 75034.

Item 2.	Identity and Background

(a)

This Statement is being jointly filed by Broadbill Partners, L.P. (“Broadbill LP”), Broadbill Partners II, L.P. (“Broadbill II LP”), Broadbill Investment Partners, LLC (“Broadbill Investment LLC”), and Broadbill Partners GP, LLC (“Broadbill Partners”, and collectively with Broadbill LP, Broadbill II LP and Broadbill Investment LLC, the “Reporting Persons”) with respect to the Common Stock owned by Broadbill LP and Broadbill II LP.

(b)	The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 527 Madison Avenue, 6th Floor, New York, New York 10022.

(c)

Each of Broadbill LP and Broadbill II LP is a private investment fund. The principal business of Broadbill Investment LLC is to serve as the Investment Manager for Broadbill LP and Broadbill II LP. The principal business of Broadbill Partners is to serve as General Partner of Broadbill LP and Broadbill II LP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of Broadbill LP and Broadbill II LP is organized as a limited partnership under the laws of the State of Delaware. Each of Broadbill Investment LLC and Broadbill Partners is organized as a limited liability company under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $663,554 of their investment capital to acquire the aggregate 1,323,689 shares of Common Stock reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock in the ordinary course of business for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Background to Filing of Joinder by Broadbill LP

As previously disclosed by the Issuer, on January 6, 2009, two of the Issuer’s insurance subsidiaries, Penn Treaty Network American Insurance Company and American Network Insurance Company (together the “Companies”) entered rehabilitation under orders issued by the Commonwealth Court of Pennsylvania (the “Court”). On October 2, 2009, the Insurance Commissioner of the Commonwealth of Pennsylvania (the “Commissioner”) filed in the Court petitions for liquidation of the Companies.  On November 2, 2009, the Board of Directors of the Issuer and Mr. Eugene J. Woznicki, as Chairman of the Board of Directors, intervened in the proceedings to contest the liquidation petitions, arguing that the Commissioner cannot meet his burden of establishing that continued rehabilitation would be futile or would substantially increase the risk of loss to, among others, policyholders.

On May 3, 2012, the Court issued an order denying the Commissioner’s petition for liquidation of the Companies and directed the Commissioner in his official capacity as Rehabilitator of the Companies, to develop and submit a plan of rehabilitation for the Companies, and in so doing to consult with Mr. Woznicki and the Issuer. On May 14, 2012, the Commissioner filed a post-trial motion seeking reconsideration of the Court’s order. On June 29, 2012, Mr. Woznicki and the Issuer filed a brief (the “Opposition”) to request that the Court deny the post-trial motion filed by the Commissioner.

On August 17, 2012, Broadbill LP filed an application to intervene in the rehabilitation proceedings of the Companies (the “Application”) and a joinder (the “Joinder”) in the Opposition, stating that it agrees with the Issuer that the Court, in its May 3, 2012 order and opinion, properly ruled that there was no support for an order converting the rehabilitations of the Companies into liquidations. Broadbill LP also stated in the Joinder that it agrees with the Issuer that the Commissioner has failed to prove that continued rehabilitation will substantially increase the risk of loss to policyholders, creditors and the public, and is futile.

The description in this Statement of the Application and Joinder is qualified in its entirety by reference to the full text of the Application and Joinder, copies which are filed herewith as Exhibits 2 and 3, respectively, and incorporated by reference in this Statement.

Except as described herein, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, Broadbill LP beneficially owns 1,223,689 shares of Common Stock, representing approximately 5.3% of the Common Stock outstanding; Broadbill II LP beneficially owns 100,000 shares of Common Stock representing approximately 0.4% of the Common Stock outstanding; and each of Broadbill Investment LLC and Broadbill Partners beneficially owns 1,323,689 shares of Common Stock, representing approximately 5.7% of the Common Stock outstanding.

All percentages of the Common Stock disclosed in the Statement is based on 23,290,712 shares of Common Stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2006.  Such annual report was filed with the SEC on April 2, 2008, and is the most recent periodic report filed by the Issuer setting forth the number of shares of Common Stock outstanding.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Statement other than the securities actually owned by such person (if any).

(b)

Broadbill LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 1,223,689 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners.  Broadbill II LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 100,000 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners.

(c)	During the 60 days prior to August 20, 2012, Broadbill LP acquired the following shares of Common Stock through open market purchases:

	Date of Transaction	Number of Shares	Price per Share

	06/20/2012	910,690	$0.4479

	06/20/2012	27,700	$0.4609

	06/22/2012	5,006	$0.4770

	06/28/2012	10,000	$0.4300

	07/02/2012	15,250	$0.4697

	07/03/2012	23,039	$0.4765

	07/06/2012	7,000	$0.4700

	07/10/2012	20,004	$0.4800

	07/11/2012	5,000	$0.5000

	08/10/2012	200,000	$0.6500

	In addition, on August 17, 2012, Broadbill II LP acquired 100,000 shares of Common Stock through open market purchases at a price per share of $0.6500.

	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The responses to Items 2, 4 and 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

	Exhibit 1	Joint Filing Agreement, dated as of August 20, 2012, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D

	Exhibit 2	Application to Intervene in the Rehabilitation Proceedings of Penn Treaty Network American Insurance Company filed by Broadbill Partners, LP

Exhibit 3

Joinder of Intervenor Broadbill Partners, LP in Intervenors Eugene J. Woznicki’s and Penn Treaty American Corporation’s Brief in Opposition to the Rehabilitator’s Post-Trial Motion (included as Exhibit B to Exhibit 2 above)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012

BROADBILL PARTNERS, L.P.

	By:	Broadbill Partners GP, LLC, as General Partner

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL PARTNERS II, L.P.

	By:	Broadbill Partners GP, LLC, as General Partner

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL INVESTMENT PARTNERS, LLC

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL PARTNERS GP, LLC

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer